Exhibit 1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Breakwater Reports Mineral Reserve And Mineral Resource Estimates

    TORONTO, Feb. 22 /CNW/ - Breakwater Resources Ltd. (TSX - BWR) (the
"Company") today announced its December 31, 2006 mineral reserves and mineral resources estimate, prepared in accordance with National Instrument 43-101
("NI 43-101").
    As shown in the tables below, mineral reserves at the end of 2006 were estimated to total 15.6 million tonnes grading 7.3% zinc resulting in the replacement of the material mined in 2006 plus a slight (3%) increase year-over-year. Specifically, mineral reserves at Langlois increased by 10%.
Measured and indicated resource estimates declined slightly over 2005, primarily due to a reclassification of indicated resources at the Marshall and
Marshall Extension zones at Myra Falls to inferred. Inferred mineral resources have been estimated to total 13.3 million tonnes, representing a 59% increase year-over-year. In particular, drilling on the Porvenir deposit at El Toqui in
2006 has outlined a new inferred mineral resource of 1.6 million tonnes grading 9.6% zinc and 0.34 g/t gold.
    For 2007, the Company plans to spend roughly $27 million on exploration of the Company's assets with the main goals of substantially increasing the mineral reserves at Langlois and El Toqui and the mineral resources (both measured and indicated, and inferred) at El Mochito and Myra Falls as well as advancing a number of greenfield and brownfields exploration targets. This expenditure represents a substantial increase from past years and reflects both recent successes in target identification and a strategic effort to address past underinvestment in exploration of the Company's assets.

    <<
    Proven and Probable Reserves

                                        December 31, 2006
                    Tonnes        Zn        Pb        Cu        Ag        Au
                    (000's)       (%)       (%)       (%)     (g/t)     (g/t)
    -------------------------------------------------------------------------
    Myra Falls       6,134       5.7       0.5       1.0        41       1.2
    El Mochito       2,899       6.1       2.7         -        89         -
    El Toqui         2,869       8.2         -         -         -       1.3
    Langlois         3,658      10.1         -       0.8        49       0.1
    -------------------------------------------------------------------------
    Total           15,560       7.3         -         -         -         -
    -------------------------------------------------------------------------

                                        December 31, 2005
                    Tonnes        Zn        Pb        Cu        Ag        Au
                    (000's)       (%)       (%)       (%)     (g/t)     (g/t)
    -------------------------------------------------------------------------
    Myra Falls       6,000       6.4       0.5       1.1        46       1.3
    El Mochito       2,413       6.6       2.2         -        87         -
    El Toqui         2,591       7.8         -         -         -       2.1
    Langlois         3,323      10.8         -       0.8        52       0.1
    -------------------------------------------------------------------------
    Total           14,327       7.7         -         -         -         -
    -------------------------------------------------------------------------

    Measured and Indicated Resources(x)

                                        December 31, 2006
                    Tonnes        Zn        Pb        Cu        Ag        Au
                    (000's)       (%)       (%)       (%)     (g/t)     (g/t)
    -------------------------------------------------------------------------
    Myra Falls       7,224       7.2       0.6       1.2        55       1.7
    El Mochito       3,199       6.7       2.8         -        97         -
    El Toqui         3,597       8.9         -         -         -       1.3
    Langlois         5,699      10.7         -       0.8        51       0.1
    -------------------------------------------------------------------------
    Total           19,719       8.4         -         -         -         -
    -------------------------------------------------------------------------

                                        December 31, 2005
                    Tonnes        Zn        Pb        Cu        Ag        Au
                    (000's)       (%)       (%)       (%)     (g/t)     (g/t)
    -------------------------------------------------------------------------
    Myra Falls       8,647       7.8       0.7       1.4        64       1.8
    El Mochito       3,195       8.2       2.8         -       111         -
    El Toqui         3,420       8.4         -         -         -       1.9
    Langlois         4,981      11.1         -       0.8        54       0.1
    -------------------------------------------------------------------------
    Total           20,243       8.8         -         -         -         -
    -------------------------------------------------------------------------
    (x) Includes proven and probable reserves but excludes inferred resources

    Inferred Resources

                                        December 31, 2006
                    Tonnes        Zn        Pb        Cu        Ag        Au
                    (000's)       (%)       (%)       (%)     (g/t)     (g/t)
    -------------------------------------------------------------------------
    Myra Falls       4,431       6.9       0.8       1.0        81       2.0
    El Mochito       2,480       5.7       2.3         -        75         -
    El Toqui         4,626       8.5         -         -         -       0.5
    Langlois         1,808       8.8         -       0.5        39       0.1
    -------------------------------------------------------------------------
    Total           13,345       7.5         -         -         -         -
    -------------------------------------------------------------------------

                                        December 31, 2005
                    Tonnes        Zn        Pb        Cu        Ag        Au
                    (000's)       (%)       (%)       (%)     (g/t)     (g/t)
    -------------------------------------------------------------------------
    Myra Falls       2,419       4.8       0.6       0.9        45       1.4
    El Mochito       2,174       7.2       4.3         -       131         -
    El Toqui         3,012       7.9         -         -         -       0.5
    Langlois         1,255       9.7         -       0.5        40       0.1
    -------------------------------------------------------------------------
    Total            8,860       7.1         -         -         -         -
    -------------------------------------------------------------------------
    >>

    NOTES TO INVESTORS CONCERNING ESTIMATES

    Cautionary note to investors concerning estimates of Measured and
    Indicated Resources.

    This news release may use the terms "measured resources" and "indicated
resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and
Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

    Cautionary note to investors concerning estimates of Inferred Resources.

    This news release may also use the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under
Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

    Metal Price Assumptions

    For the December 31, 2006 mineral reserves estimates, metal prices, including premiums, used to determine economic viability were US$1.12/lb.
zinc, C$/US$ exchange rate of 1.09, US$600/oz. gold, US$12.00/oz. silver,
US$2.55/lb. copper and US$0.54/lb. lead. For Grevet B, the satellite deposit at Langlois, the metal prices used were US$1.45/lb. zinc, C$/US$ exchange rate of 1.09, US$12.00/oz. silver and US$3.27/lb. copper. Higher prices were used on this deposit as it is expected that it will be mined over the next two years.
    For the December 31, 2005 mineral reserves, the following metal price assumptions were used for the various mineral reserve/mineral resource estimates.
    Mineral reserves and mineral resources at Myra Falls were based on an NSR cut-off of $65/tonne for the HW deposit and $70/tonne for all other deposits.
Prices used for the mineral reserve/mineral resource estimates were
US$0.80/lb. zinc, US$1.80/lb. copper, US$7.50/oz. silver, US$500.00/oz. gold and a C$/US$ exchange rate of $1.18.
    For both El Mochito and El Toqui, long term metal prices and exchange rates were first assigned in 1998. Prices used for the mineral reserve/mineral resource estimates were US$0.55/lb. zinc, US$0.25/lb. lead, US$5.00/oz.
silver, US$275.00/oz. gold and a C$/US$ exchange rate of $1.43. Prior to 2006, no modification of these prices had been made since that time. Both operations use a specific cut-off grade which has been applied annually since that time.
Mineral resources at El Mochito are based on a grade cut-off of 3.0 to 5.0%
zinc depending on the deposit. Mineral resources at El Toqui are based on a grade cut-off of 4.75% zinc for all deposits.
    At Langlois, the NSR values used to outline mineral reserves were based on US$0.50/lb. zinc US$0.80/lb. copper, US$5.00/oz. silver, US$343.00/oz. gold and a C$/US$ exchange rate of $1.43 for Zone 97 and US$0.55/lb. zinc,
US$0.90/lb. copper, US$5.00/oz. silver, US$275.00/oz. gold and a C$/US$
exchange rate of $1.55 for Zones 3 and 4.

    Scientific and Technical Data

    The Company is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.
    The Canadian Securities Administrators' National Instrument 43-101 ("NI
43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured"
resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
    A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study.
This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.
    A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

    Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

    The effective date of the Company's mineral reserves and mineral resources estimate is December 31, 2006. The 2006 estimated measured and indicated mineral resource and the estimated inferred mineral resource were prepared under the supervision of Torben Jensen, P.Eng., who is employed by the Company as VP, Engineering and who is a Qualified Person under NI 43-101.
The Company advises investors that while the terms measured resources, indicated resources and inferred resources are recognized and required by
Canadian Regulations, the SEC does not recognize them.

    Myra Falls

    The qualified person responsible for the Myra Falls mineral reserve and mineral resource estimates is Ken Atkin, P.Geo. (BC), Chief Geologist. The mineral resource and mineral reserve estimates for the Myra Falls mine are developed using Gemcom modelling software. Separate block models are maintained for the H-W, Battle-Gap, Extension, Lynx Level 6, Ridge, and
Marshall zones. Historic models created with the Mine Sight modeling software are available for Lynx Below Level 6 and the Price Zones. The drill hole databases, from which these models were built, are constantly being updated, and intermediate resource models are calculated periodically.
    The block model mineral resources are classified into measured, indicated
and inferred categories based on the distance of a block from its nearest composite. Areas with lower levels of confidence in the geological interpretation are clearly identified as inferred resources by assigning a unique rock code to these areas.

    <<
    Mineral resources comprise mineralized areas which:

    i)     have been drilled and/or otherwise sampled to the knowledge level of measured or indicated mineral resources;

    ii)    are considered accessible and extractable from currently-active mine workings and are included in the current mining plan; and

    iii)   have an NSR value equal to or exceeding a predetermined cut-off value.
    >>

    A separate extraction factor and dilution rate is applied to each mining area to estimate mineral reserve tonnages and grades. The result is regarded as a mineral reserve with proven and probable status.

    Langlois

    The qualified person responsible for the Langlois mineral reserve and mineral resource estimates for Zones 3 and 4 is Donald Gervais, member of
l'Ordre des gologues du Qubec, Chief Geologist. The mineral resources and mineral reserves at Langlois are estimated utilizing two-dimensional polygons on cross-section, using the information from core drilling and underground chip sampling across development faces. Two-dimensional kriging and polygons on longitudinal section have also been used to a lesser degree, typically in areas where there is less available data.
    The qualified person responsible for the Langlois mineral reserve and mineral resource estimates for Zone 97 is Jean-Francois Couture, P.Geo. of SRK
Consulting. From the borehole database coded by the Company, SRK extracted intercept data for three sulphide-bearing zones (North, Main and South)
comprised within Zone 97 and constructed solid bodies for each sulphide zone.
Limits of each zone were determined visually on vertical sections based on geology, sulphide abundance and mineralogy and not based on an arbitrary lower zinc cut-off. Assay data for zinc, copper, silver and gold were density-weighted and composited over the true thickness of each zone.
Variography analysis and kriging was completed on the product of the composited density-weighted grades and the true thickness. Grade for individual blocks in the model were derived by dividing the resulting interpolated grade/thickness by the true thickness of each block. In this way the true thickness and density variability are considered during grade interpolation, something that is not possible with polygonal sectional interpolation. Capping of the zinc grades was not deemed to be necessary because it is appropriately accounted for during kriging. Drill holes intersecting the mineralized zone at an angle less than 15 degrees were discarded, as well as those holes or underground samples that did not intersect the entire width of the mineralized zone.
    The qualified person responsible for the Grevet B mineral resource estimate is Bernard Salmon, Eng. of Scott Wilson RPA. Scott Wilson RPA carried out mineral resource estimation for the Grevet B deposit using 3D block modeling. A total of six lenses were interpreted, namely No.1, No.2,
No.2 North, No.3, No.3 North and No.3 South. The Grevet B mineralization contains significant values for three elements: zinc, copper and silver. An
NSR value was determined by the Company for each metal unit. These metal units were then used to calculate the NSR value of each sample interval while defining the resource envelopes, and of each mineralized block while determining the resource estimates. Zn, Cu, and Ag grades of each sample have been converted into dollar values based on the smelter parameter. The minimum mining width used for interpretation of the lenses is 2.0 metres. The lenses were interpreted from drill holes projected on level plans at every 10 metres from Elevation 2980 metres to Elevation 2820 metres, over a strike length of about 300 metres. The 3D solid of each lens was created by adding tie lines to plan views in order to create 3D tins.

    El Mochito

    The qualified person responsible for the El Mochito mineral reserve and mineral resource estimates is Renaud Adams, P.Eng., General Manager, El
Mochito Mine. The mineral resource and mineral reserve estimates for the El
Mochito mine are developed using Gemcom modeling software. The method used in the December 31, 2006 mineral resource and mineral reserve estimation was different from the previous years in several aspects. This year the cut-off grade was changed to 5% zinc equivalent from a 5% zinc grade. Secondly, a true grade block model was created using an inverse distance (1/D2) interpolation method rather than the traditional polygonal method. And lastly, treatment of planned dilution in mining was modified. All other parameters, such as drill spacing, specific gravity, sampling method, geochemical analysis, and mining method and factors, are the same as preceding estimates.
    Previous resource estimates were based on the traditional polygonal method. The grades of polygonal blocks of the model were estimated by averaging the composite zinc grades from drill hole data, which intersected a block. A 5% zinc cut-off grade was used to set the limits of the polygonal shapes. It was accepted that this approach over estimated the grade and under estimated tonnes of ore that would be actually mined from each polygonal cut.
Two planned dilution factors were added to approximate the lower grade material that would be mined with the extraction of each block. These dilution factors accounted for mining backfill in the floor and mining of rock outside of the 5% zinc cut-off boundary.
    The inverse distance method employed uses three search ellipsoid sizes to interpolate the grade of a block. Blocks whose grade was estimated by the smaller two ellipsoids (Category 1 & 2) are considered as a mineral resource.
Blocks whose grade was estimated by the larger ellipsoid (Category 3) are considered as an inferred mineral resource. A mineral reserve was estimated on the mineral resource by application of post pillar, cut and fill mining method and 5% equivalent zinc cut-off. Planned dilution from mining back fill in the floor is accounted for in the reserve estimated. It is expected the grade block model will predict the distribution of ore. Dilution from mining outside of the ore cuts is not planned.

    El Toqui

    The qualified person responsible for the El Toqui mineral reserve and mineral resource estimates is Robert McGuire, P.Eng., General Manager, El
Toqui Mine. The estimation of mineral resources and mineral reserves at El
Toqui is a two-stage process:
    First, all mineral resources are estimated for the main manto unit at a minimum width and cutoff grade based upon metal prices, costs, recoveries and other considerations. Second, mineral reserves are estimated by applying a series of factors and dilution to the mineral resources. The use of a polygonal-block-based method combined with regularly spaced drill holes is believed to provide a reasonably accurate estimate of the mineral resources.
    To convert mineral resources to mineral reserves, the following assumptions are made:
    Dilution is added to all resource tonnages at a rate of 10% at zero grade, which is based upon a normal over-break of 0.2 metres on the roof and floor for a typical four metre high room.
    Room and pillar mining results in a general recovery factor of 80% before dilution and pillar recovery. A 50% recovery factor is used for the pillars.
Specific areas are designed differently if rock quality is low or other issues exist. Geo-mechanical studies are in process to improve recoveries further.

    Forward-looking Statements

    The information in this news release has been prepared as at February 22,
2007. Certain information included in this news release constitute
"forward-looking statements". The words "expect", "will", "intend", "estimate"
and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, risks associated with the mining industry such as government regulation, environmental and reclamation risks, title disputes or claims, success of mining activities, future commodity prices, costs of production, possible variation in mineral reserves, mineral resources, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, the timing of estimated future production, capital expenditures, financial market fluctuations, requirements for additional capital, conclusions of economic evaluations, limitations on insurance coverage, risks associated with using third-party contractors, inflation as well as those factors discussed in the Company's most recent Form 40-F/Annual
Information Form on file with the SEC and Canadian provincial securities regulatory authorities.
    The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

    %CIK: 0000782875

    /For further information: Torben Jensen, P.Eng., Vice President,
Engineering, (416) 363-4798 Ext. 232, TJensen(at)breakwater.ca or Ann Wilkinson,
Vice President, Investor Relations, (416) 363-4798 Ext. 277,
AWilkinson(at)breakwater.ca/
    (BWR.)

CO:  Breakwater Resources Ltd.

CNW 10:56e 26-FEB-07